UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.
Commission File Number: 333-133024
(Exact name of registrant as specified in its charter)
AGASSIZ ENERGY, LLC
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
510 County Road 71, Valley Technology Park,
Crookston, Minnesota 56716
(218) 281-8442
(Title of each class of securities covered by this Form)
Limited Liability Company Membership Units
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐
     Approximate number of holders of record as of the certification or notice date: 37
     Pursuant to the requirements of the Securities Exchange Act of 1934, Agassiz Energy, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 11, 2007

	By:	/s/ Donald Sargeant

	Name:	Donald Sargeant
	Title:	President